FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______       Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Announces the Appointment of Ron Hampton as Chief Development Officer

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 7, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the appointment of Ron Hampton as Chief Development Officer of the Company. Ron will be based in St. John's, Newfoundland and will report to Collin Kettell, Chair and CEO of New Found.

Ron brings over 25 years of project and engineering leadership experience to the role including extensive experience through the study, construction, and operational phases of project development. This includes:

  Project Director for Centerra Gold responsible for the completion of feasibility study and pre-execution planning for a $600-million, 35ktpd gold/copper block cave mine in northern British Columbia.
  Project Director leading feasibility study and pre-execution planning for the $1.2-billion Minesa greenfield underground gold mine in Colombia.
  Project Director leading the ArcelorMittal Baffinland iron ore project from feasibility study through construction to operation.
  Project execution leader for the turn-around of the $350-million ArcelorMittal Phase 1 iron ore construction project.
  Project Controls and Services group leader for Vale's Voisey's Bay $1-billion Nickel Development in Newfoundland.
  Project Controls and Commercial Services group leader for the $1-billion Diavik Diamond Mines Development for Rio Tinto.

Collin Kettell, CEO of New Found stated, "The 400,000m drill campaign at Queensway has delivered multiple near surface, high-grade gold discoveries over a significant area with these discoveries accessible just 15km west of Gander on the Trans-Canada Highway. We are only approximately half-way through this large drill campaign and remain laser focused on continuing step out drilling on existing discoveries and drill testing additional high-grade targets over +20 km of prospective strike length on Queensway North. With its success to date the Company has decided to accelerate work in parallel to the exploration to assess and execute on value creation opportunities at Queensway, and Ron will lead this effort. Ron has successfully managed a number of major mining projects from the study phase through detailed engineering, construction and into operation. Having previously resided in Newfoundland for several years, Ron is very much looking forward to relocating back to the province to assume this role. I am very excited to have Ron joining the New Found team and am looking forward to working closely with him to drive the project forward into the next chapter in the Queensway discovery story.”

Ron Hampton, Chief Development Officer of New Found stated, “I am very excited to join the New Found Gold team and am looking forward to the challenge of accelerating the Queensway Project through advanced exploration, environmental permitting, and into the project development phase. The Queensway Project represents one of the most significant Canadian gold discoveries in a generation and I am honored to have been invited to participate in bringing the Queensway Project toward production. I look forward to working closely with New Found Gold’s team, investors, and stakeholders, including the people and communities of Newfoundland and Labrador in creating a lasting legacy of responsible mine development.”

Resignation of Dr. Quinton Hennigh from the Board of Directors

New Found also announces that Dr. Quinton Hennigh has resigned as a director of the Company. Quinton joined Crescat Capital as Geologic and Technical Director in August 2021 and has been progressively phasing out his pre-existing roles in public companies to allow him to work independently in this role. Quinton will, however, remain as Technical Advisor to New Found and will remain actively involved in providing technical guidance to the Company. Noted Collin Kettell, “Quinton has played a key role in progressing New Found’s geologic understanding of the high-grade gold mineralization at Queensway and has contributed significantly to the advancement and success of the Company. I would like to thank Quinton for his very significant contributions.”

“Being part of the Queensway discovery from early days has been one of the great pleasures of my career," stated Quinton Hennigh. "In my view, this is one of the most remarkable gold discoveries in Canada in many years. It has been a delight to work with the Company's exceptional technical and management teams to see this discovery gain the distinction it deserves. I look forward to continuing my involvement as advisor to New Found through my role at Crescat Capital, a strategic shareholder of the Company.”

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 48% complete. The Company is well funded for this program with cash and marketable securities of $87-million as of June 2022. Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the merits of the Company’s Queensway gold project in Newfoundland, the Company’s plans related to the Queensway Project, the drilling program at the Queensway Project, interpretation of the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: June 7, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer